G A M E S I N C. 2704 West Roscoe Street Chicago, Illinois 60618 773.961.2850 fax 773.961.2299 Deborah K. Fulton: 773.961.2761

March 14, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Mark P. Shuman
Branch Chief – Legal
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midway Games Inc.
Amendments No. 1 to Registration Statements on Form S-3
Filed on February 1, 2006
File Nos. 333-130131, 333-130132, 333-130133 and 333-130134

Registration Statement on Form S-3
Filed on December 5, 2005
File No. 333-130130
Dear Mr. Shuman:
     Reference is made to your letter dated February 24, 2006 regarding comments by the staff of the Securities and Exchange Commission (“Staff”) with respect to the above-captioned filings of Midway Games Inc. (the “Company”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold italics and the Company responses follow.
     We also are filing herewith Amendment No. 2 to each of the Forms S-3 for File Nos. 333-130131, 333-130133 and 333-130134, each of which was initially filed with the Commission on December 5, 2005 and each Amendment No. 1 of which was filed with the Commission on February 1, 2006. These amendments have been marked to show changes from the respective Amendment No. 1. A copy of each marked amendment has been attached for your convenience.
     In addition, we have filed our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”). The Form 10-K incorporates our February 1, 2006 response to the Staff’s January 6, 2006 comments to the Company’s business section. Because the Form 10-K incorporates such changes to our business description, we do not intend to file an amendment to the Form 8-K filed on December 5, 2005 to amend the business description filed therein. A copy of the Form 10-K marked to show these changes has been attached for your convenience.
Cover Page
1.	Please refer to your responses to our comment letter dated December 28, 2005. In response to prior comment 2 you indicate that you are relying on Rule 429 to file combined prospectuses with

Mr. Mark P. Shuman
Securities and Exchange Commission
March 14, 2006

regard to registration statement file numbers 333-130131 and 333-130133. Please revise the prospectus cover pages of both registration statements to state the total number of shares that are being covered under the combined prospectus, which should be the aggregate of the newly registered shares plus the unsold shares previously registered in the separate filings.

We understand that Ms. Mills-Apenteng has confirmed to Blank Rome LLP that no additional changes are needed with respect to this item since the amounts on the respective prospectus cover pages of the two registration statements do state the total number of shares that are being covered under the respective combined prospectus.
Legality Opinion
2.	In addition, Form S-3 requires a legality opinion with respect to the securities being registered. Please revise the legality opinions relating to registration statement file numbers 333-130131 and 333-130133 so that they address the newly registered shares as well as the securities previously registered in the separate filing.

Blank Rome LLP has revised its opinion letters in Amendment No. 2 to the two registration statements to cover both the newly issued shares and the securities previously registered in the separate filings. Please see the respective Exhibit 5 to each registration statement.
3.	We reissue prior comment no. 3. For each of the registration statement file numbers 333-130130, 333-130131, 333-130132 and 333-130133, the legality opinions concerning the subscription rights opine that the subscription rights associated with the shares “are validly issued.” Because the obligations of the filer under the rights plan are similar to debt obligations, counsel must opine that the rights are a legal, binding obligation of the registrant and enforceable against the registrant. Please revise accordingly.

We understand that Ms. Mills-Apenteng has confirmed to Jones Day that the opinions need not be revised in response to this comment.
General
4.	Please refer to your responses to our comment letter dated January 6, 2006. We note that the text concerning the restructuring efforts does not include a discussion of the related costs, as disclosed in the Form 8-K filed December 14, 2005. A discussion of the associated costs appears to be warranted.

In response to your comment, we have included disclosure regarding the costs associated with the Company’s restructuring plan in the section entitled “Recent Developments—Restructuring Plan” on pages 3 and 4 of Amendment No. 2 to Registration Statement on Form S-3 with respect to File No. 333-130134.
5.	Please see prior comment 8. Please file an appropriate consent of IDC as an exhibit to the registration statement. See Rule 436(a) of Regulation C.

In response to your comment we have filed the IDC consent as Exhibit No. 23.3 to Amendment No. 2 to Registration Statement on Form S-3 with respect to File No. 333-130134.

Mr. Mark P. Shuman
Securities and Exchange Commission
March 14, 2006

Selling Securityholders, page 67
6.	We note your response to prior comment 14 that you will update the selling securityholder table in an amendment, as appropriate, to identify all persons having voting and/or investment control over each of the non-public selling shareholder entities identified. Please be advised that we may have further comment once the complete information has been provided.

In response to your comment we have updated the selling securityholder table on pages 67 and 68 of Amendment No. 2 to Registration Statement on Form S-3 with respect to File No. 333-130134.

7.	Your response to prior comment 15 indicates that Banc of America Securities LLC and UBS Securities LLC “purchased their notes as investments and did not receive such as compensation.” Because they did not receive the notes as compensation for investment banking or similar services, Bank of America and UBS Securities must be named as underwriters. Please revise the disclosure to state unambiguously that these entities are underwriters. Also revise the plan of distribution to refer to them as underwriters.

We understand that Ms. Mills-Apenteng has confirmed to Jones Day that this change is not required.
     We appreciate your continued assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned or Pamela Flaherty, Esq., at Blank Rome LLP (212-885-5174) regarding any questions, comments or requests for additional information you might have.
Very truly yours,
MIDWAY GAMES INC.
/s/ Deborah K. Fulton
Deborah K. Fulton
Senior Vice President, Secretary & General Counsel
DKF/